UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of September 2017

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Launches Most Advanced Integrated Vehicle Telemetry and Connectivity Solution for Mission-Critical Fleets

AirLink® MP70 LTE-A router with AirLink Mobility Manager now supports vehicle telemetry, inertial navigation and driver behavior reporting to improve fleet operations and vehicle maintenance

SAN FRANCISCO--(BUSINESS WIRE)--September 12, 2017--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that its industry-leading AirLink® MP70 LTE-Advanced vehicle routers now support the most advanced, integrated vehicle telemetry, inertial navigation (dead reckoning), and driver behavior features to improve fleet operations and vehicle maintenance.

“Organizations can now monitor all their critical vehicle data and manage their entire fleet through a single pane of glass with our AirLink router and management systems,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions, Sierra Wireless. “No other router solution in this class can deliver this level of vehicle awareness and connectivity to fleet and IT managers.”

The MP70 router is optimized for the world’s most demanding wireless applications, including public safety, field services and transit. The MP70 provides a high-performance vehicle networking solution to connect multiple high-bandwidth applications in and around the vehicle, while also providing IT departments with the flexibility to manage mobile assets in the cloud or in the enterprise data center using Sierra Wireless AirLink Network Management solutions.

“We’re testing this capability now, and it is going to give our fleet manager all of the information he needs to proactively support our vehicles,” said Jay Cooper, Director Ancillary Services, Mobile Medical Response. “With Sierra Wireless’ AirLink solution, I don’t have to invest an extra $200 - $400 per vehicle in separate systems to provide vehicle telemetry, inertial navigation and driver behavior reporting. It’s all supported on the router, and the data is instantly accessible in the management system.”

With the upcoming software release (ALEOS 4.9.0), the MP70 will support an integrated vehicle bus interface using a direct cable connection (OBD-II and J1939), so customers no longer need to buy external dongles or scanners to monitor vehicle health. The new release also enables built-in sensors (accelerometer and gyroscope) for inertial navigation to provide precise geo-location capabilities, even in urban canyons and underground garages where satellites can’t be seen. The built-in sensors also provide the ability to monitor driver behavior, including harsh acceleration and braking.

The MP70 seamlessly integrates out of the box with the AirLink Mobility Manager (AMM)—an end-to-end network management solution that enables instant network insight and control for centralized and remote management, monitoring and configuration. AMM is available as a cloud service or as an on-premise solution. With the release of AMM 2.16 on Sept. 15, 2017, AMM now integrates telemetry features across the AirLink in-vehicle product line.

Availability

The AirLink MP70 with support for vehicle telemetry, inertial navigation and driver behavior features is commercially available through Sierra Wireless’ authorized channel partners worldwide. The ALEOS 4.9.0 release will be available at the end of September 2017. For more information, visit https://www.sierrawireless.com/products-and-solutions/routers-gateways/.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Events

Sierra Wireless will demonstrate these new features in partnership with GetWireless at Mobile World Congress Americas in San Francisco, September 12-14, 2017, in Stand N336 in the Moscone Center North Hall.

Webinar

Sierra Wireless will host a webinar on Sept. 27, 2017, at 8:00 AM PDT, about AirLink telemetry functionality. To register, visit: https://cc.callinfo.com/r/1o2zycdk4yeec&eom.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. Customers Start with Sierra because we offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“AirLink” and “Sierra Wireless” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1 604-233 8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1 604-231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	September 12, 2017